UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR
(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-14756

      A.    Full title of the plan and the address of the plan, if different from that of the issuer names below:

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

 B.    Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation
Savings Investment Plan
Financial Statements and Additional Information
December 31, 2004 and 2003

Ameren Corporation
Savings Investment Plan
Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Additional Information*
Schedule I: Schedule of Assets (Held at End of Year)	12

*   Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
      Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameren Corporation
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan’s trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 13, 2005

Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments (Note 3)	$994,675,937	$734,524,935

Receivables
Participant contributions	1,838,646	880,653
Employer contributions	720,635	313,236
Dividends and interest	66,448	216,663

Total receivables	2,625,729	1,410,552

Total assets	997,301,666	735,935,487

Liabilities
Accrued expenses	17,725	16,745

Net assets available for benefits	$997,283,941	$735,918,742

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions:
Interest and dividends	$18,590,046	$20,350,203
Net appreciation in fair value of investments	95,780,145	106,136,129
Participant contributions	61,908,554	43,941,303
Employer contributions	15,609,800	13,213,138
Plan transfers in (Note 1)	109,966,700	512,250

Total additions	301,855,245	184,153,023

Deductions:
Benefits paid to participants	40,223,631	77,744,983
Administrative expenses	266,415	113,457

Total deductions	40,490,046	77,858,440

Net increase	261,365,199	106,294,583

Net assets available for benefits
Beginning of year	735,918,742	629,624,159

End of year	$997,283,941	$735,918,742

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.            Description of the Plan

General
The following is a brief summary of the various provisions of the Ameren Corporation (“Ameren” or the “Company”) Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan's purpose is to provide certain management and contract employees (the “Participants”) of the Company and its wholly owned subsidiaries the option to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Ameren Corporation Savings Investment Master Trust Agreement.

On January 31, 2003, the Company completed its acquisition of all of the outstanding common stock of CILCORP Inc. from The AES Corporation (“AES”). With the acquisition, CILCORP Inc. became an Ameren subsidiary. Central Illinois Light Company is a wholly owned subsidiary of CILCORP Inc.

Effective January 1, 2004, the Plan was amended to merge the assets of the Employees’ Savings Plan of Central Illinois Light Company into the Plan. The assets transferred from the Employees’ Savings Plan of Central Illinois Light Company consisted of 29,766 and 931,778 shares of Ameren and AES common stock, respectively, as of the date of the transfer with a fair market value of $1,369,236 and $8,795,984, respectively. In addition, cash of $96,652,880, receivables of $320,628, loan balances of $2,662,215 and accrued expenses of $1,551 were transferred into the Plan.

Effective April 16, 2004, the Plan was amended to merge the assets of the CILCORP Infraservices, Inc. 401(k) Plan (“CILCORP Plan”) into the Plan. The assets transferred from the CILCORP Plan into the Plan consisted of cash of $167,308.

The Plan was amended effective October 1, 2004, to allow all active employees of Illinois Power Company to participate in the Plan, following the Company’s completion of the acquisition of Illinois Power Company from Dynegy Inc. on September 30, 2004.

Effective March 16, 2005, the Plan was amended to merge the assets of the Ameren Corporation Employee Long-Term Savings Plan - IUOE No. 148 into the Plan. The assets transferred into the Plan consisted of 222,879 shares of Ameren common stock, with a fair market value as of the date of the transfer of $11,400,786. In addition, cash of $17,049,112 and loan balances of $812,572 were transferred into the Plan.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participation
The Plan covers substantially all employees of the Company, except contract employees covered by a collective bargaining agreement between Central Illinois Public Service Company (“AmerenCIPS”) Local 148 IUOE and the Company, prior to March 16, 2005, and contract employees covered by a collective bargaining agreement between AmerenCIPS Local 702 IBEW and the Company. All regular full time employees are eligible to participate upon employment.

Contributions
Prior to July 1, 2003, contract participants were permitted to contribute from one to 15 percent of their base compensation to the Plan through payroll deductions. Effective July 1, 2003, the Company amended the Plan to permit contract participants to contribute from one to 100 percent of their base compensation to the Plan through payroll deductions. Prior to January 1, 2004, management participants were permitted to contribute from one to 50 percent of their base compensation to the Plan through payroll deductions. Effective January 1, 2004, the Company amended the Plan to permit all Participants to contribute a maximum of 100 percent of their base compensation to the Plan. Participant contributions are subject to annual limitations imposed by the Code ($13,000 in 2004 and $12,000 in 2003). The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Employer Additional Matching Contributions are invested in the Ameren Common Stock Fund; and, will remain invested in the Ameren Common Stock Fund until Participants reach age 55. At age 55, Participants are given the opportunity to allocate these contributions to different investments if so desired. All Company contributions are made to the extent sufficient earnings are available, as described in the Plan document.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $3,000 in 2004 and $2,000 in 2003 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Company's Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Loans
The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2004 and 2003, the interest rates on participant loans ranged from 4.25 percent to 11.00 percent and 4.25 percent to 11.62 percent, respectively.

In conjunction with the amendment effective October 1, 2004 to allow for active employees of Illinois Power Company to participate in the Plan, the Plan accepted outstanding loan balances for employees of Illinois Power Company electing an account rollover from October 1, 2004 through December 15, 2004.

Vesting
The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits
The total amount of a Participant's account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. A Participant whose account balance is $5,000 ($1,000 effective March 28, 2005) or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the Participant's attaining age 70 1/2. If the balance of the account is less than $5,000 ($1,000 effective March 28, 2005), the distribution shall be made in a lump sum within ninety days of his or her termination of employment, provided he or she is not an employee on such date. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Common Stock Fund or the AES Common Stock Fund, if applicable, distributed in shares of Ameren or AES common stock, respectively. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant's account balance acquired by dividends or other income.

Plan Transfers In
For 2004, Plan transfers in represent Participants’ account balances which have been transferred from the Employees’ Savings Plan of Central Illinois Light Company and the CILCORP Infraservices, Inc. 401(k) Plan into the Plan. For 2003, Plan transfers in represent Participants’ account balances which have been transferred from the Ameren Corporation Employee Long-Term Savings Plan - IUOE NO. 148 and the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 into the Plan. The 2004 Plan transfers in were due to plan mergers. The 2003 Plan

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

transfers in were due to participants transferring from a collective bargaining unit to a management position.

Plan Termination
The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.          Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments
All investments are presented at fair value as of December 31, 2004 and 2003. The fair value of the Ameren Common Stock Fund and the AES Common Stock Fund were determined using year-end published market prices. Investments in mutual funds are valued at published net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company Collective Short-Term Investment Fund, the Northern Trust Company Collective Stable Asset Fund, and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market value. Participant loans are valued at cost, which approximates market value.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income
Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Gains and losses on security transactions are recorded on the trade date.

Administrative Expenses
Trustee fees and other fees associated with administering the Plan are paid by the Plan.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.          Investments

The following table presents investments of the Plan at December 31, 2004 and 2003, respectively:

	2004	2003
Investments at Fair Value as Determined
By Quoted Market Price

Common Stock
Ameren Corporation(1)(2)	$216,001,464	$186,997,506
The AES Corporation	11,474,721	-

Managed Domestic Equity Funds
Lord Abbett Mid-Cap Value Fund(1)	169,982,361	113,828,229
American Funds Washington Mutual Investors Fund(1)	102,557,416	90,778,245
Vanguard Asset Allocation Fund(1)	81,771,233	68,985,586
Barclays Global Investors Equity Index Fund(1)	77,010,469	48,503,305
American Funds Growth Fund of America	46,065,409	33,873,792
Vanguard Extended Market Index Fund	38,150,994	24,257,077

Managed International Equity Fund
American Funds Europacific Growth Fund	48,529,893	28,383,017

Managed Fixed Income Fund
PIMCO Total Return Fund	23,265,652	13,713,848

Investments at Estimated Fair Value
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)	150,089,879	83,122,275
T. Rowe Price Stable Value Common Trust Fund	-	19,816,654

Northern Trust Company Collective Short-Term Investment Fund	7,376,933	4,537,265

Participant Loans	22,399,513	17,728,136

Total investments	$994,675,937	$734,524,935

(1)    Investments that represent 5 percent or more of the Plan’s net assets.
(2)    Nonparticipant-directed portion is $58,034,433, and $47,387,033 at December 31, 2004 and 2003, respectively.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2004	2003
Investments at Fair Value as Determined
By Quoted Market Price

Managed Domestic Equity Funds	$61,552,039	$80,204,814
Managed International Equity Fund	6,643,140	6,003,529
Managed Fixed Income Fund	533,696	284,375
Ameren Common Stock Fund	18,340,233	18,822,486
AES Common Stock Fund	3,370,612	-

Net change in fair value	90,439,720	105,315,204

Investments at Estimated Fair Value

Managed Fixed Income Funds	5,340,425	820,925

Net change in fair value	$95,780,145	$106,136,129

4.          Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2004 and 2003, is as follows:

	2004	2003

Net assets
Ameren Common Stock Fund	$58,034,433	$47,387,033
Employer contributions receivable	307,100	116,042

Changes in net assets
Dividends	2,736,129	2,471,469
Net appreciation in fair value of investments	4,790,313	4,392,749
Employer contributions	5,216,733	4,643,459
Benefits paid to Participants	963,586	2,859,756

5.          Transactions with Parties-in-Interest

At December 31, 2004, the Plan held Company common stock with a cost and market value of $154,353,374 and $216,001,464, respectively. During 2004, the Plan purchased shares at a cost of $25,548,279 and sold shares valued at $13,533,311.

At December 31, 2003, the Plan held Company common stock with a cost and market value of $139,604,045 and $186,997,506, respectively. During 2003, the Plan purchased shares at a cost of $24,658,853 and sold shares valued at $28,854,979.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

The Plan held $7,376,933 and $4,537,265 in the Northern Trust Company Collective Short-Term Investment Fund at December 31, 2004 and 2003, respectively, which is managed  by an affiliate of the Trustee.

The Plan held $150,089,879 and $83,122,275 in the Northern Trust Company Collective Trust Stable Asset Fund at December 31, 2004 and 2003, respectively, which is managed by an affiliate of the Trustee.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

6.          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003

Net assets available for benefits per the
financial statements	$997,283,941	$735,918,742
Amounts allocated to withdrawing Participants	-	(502,676)

Net assets available for benefits per the Form 5500	$997,283,941	$735,416,066

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003

Benefits paid to Participants per the
financial statements	$40,223,631	$77,744,983
Add: Amounts allocated to withdrawing
Participants during the current year	-	502,676
Less: Amounts allocated to withdrawing
Participants during the prior year	(502,676)	(213,431)

Benefits paid to Participants per the Form 5500	$39,720,955	$78,034,228

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but  not yet paid as of that date.

7.          Federal Income Tax Status

The Company obtained its latest determination letter July 31, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to qualify under Section 401(a) and

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

the related trust continues to be tax-exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Ameren Corporation
Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2004                                                                                                         Schedule I

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Desciption of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Ameren Corporation	Ameren Common Stock Fund	$216,001,464
	Lord Abbett and Company	Lord Abbett Mid-Cap Value Fund	169,982,361
*	Northern Trust Company	Collective Stable Asset Fund	150,089,879
	American Funds	Washington Mutual Investors Fund	102,557,416
	The Vanguard Group	Vanguard Asset Allocation Fund	81,771,233
	Barclays Global Investors	Barclays Global Investors Equity Index Fund	77,010,469
	American Funds Group	Europacific Growth Fund	48,529,893
	American Funds Group	Growth Fund of America	46,065,409
	The Vanguard Group	Vanguard Extended Market Index Fund	38,150,994
	Pacific Investment Management Company	PIMCO Total Return Fund	23,265,652
* **	Participants	Participant Loans	22,399,513
	The AES Corporation	AES Common Stock Fund	11,474,721
*	Northern Trust Company	Collective Short-Term Investment Fund	7,376,933

			$994,675,937

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.25 percent to 11.00 percent on loans maturing through 2019.

Note:	Information pertaining to column (d) was not available for nonparticipant-directed investments, and was omitted for participant-directed investments because it was not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

            AMEREN SERVICES COMPANY
            (Administrator)

            By           /s/ Donna K. Martin
                              Donna K. Martin
                         Senior Vice President and
                      Chief Human Resources Officer

Date:  June 28, 2005

EXHIBIT INDEX

Exhibit No.                     Description

23             Consent of Independent Registered Public Accounting Firm